UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. )*

Enfusion, Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

292812104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 292812104

1	NAME OF REPORTING PERSONS Malherbe Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,870,386 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,870,386 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,870,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.33% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Represents 11,870,386 shares of Class A common stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.
(2)	This percentage is based on 77,453,674 shares of Class A Common Stock outstanding, which is the sum of (i) 65,583,288 shares of Class A Common Stock outstanding as of closing of the Issuer’s initial public offering on October 25, 2021, as reported in the Issuer’s Prospectus dated October 20, 2021, and (ii) the 11,870,386 shares of Class A Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

1	NAME OF REPORTING PERSONS Stephen Malherbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,870,386 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,870,386 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,870,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.33% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents 11,870,386 shares of Class A common stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.

(2)	This percentage is based on 77,453,674 shares of Class A Common Stock outstanding, which is the sum of (i) 65,583,288 shares of Class A Common Stock outstanding as of closing of the Issuer’s initial public offering on October 25, 2021, as reported in the Issuer’s Prospectus dated October 20, 2021, and (ii) the 11,870,386 shares of Class A Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act.

Item 1

(a)	Name of Issuer:

Enfusion, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

125 South Clark Street, Suite 750, Chicago, Illinois 60603

Item 2

(a)	Name of Person Filing:

This statement is filed by Malherbe Investments LLC and Stephen Malherbe (together, the “Reporting Persons”). Mr. Malherbe is the sole manager of Malherbe Investments LLC and may be deemed the beneficial owner of the shares held by Malherbe Investments LLC.

(b)	Address of Principal Business Office or, if None, Residence:

The principal business office address of the Reporting Persons is 1063 Gallant Court, Wheaton, Illinois 60187.

(c)	Citizenship:

Malherbe Investments LLC is a Delaware limited liability company and Stephen Malherbe is a citizen of the United States of America.

(d)	Title of Class of Securities:

Class A common stock, par value $0.001 per share

(e)	CUSIP Number:

292812104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

I.         Malherbe Investments LLC

(a) Amount beneficially owned: 11,870,386 (1)
(b) Percent of class: 15.33% (2)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 11,870,386 (1)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 11,870,386 (1)
(iv)	Shared power to dispose or direct the disposition: 0

II.         Stephen Malherbe

(a) Amount beneficially owned: 11,870,386 (1)

(b) Percent of class: 15.33% (2)

(c) Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 11,870,386 (1)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 11,870,386 (1)
(iv)	Shared power to dispose or direct the disposition: 0

(1)	Represents 11,870,386 shares of Class A common stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC.

(2)	This percentage is based on 77,453,674 shares of Class A Common Stock outstanding, which is the sum of (i) 65,583,288 shares of Class A Common Stock outstanding as of closing of the Issuer’s initial public offering on October 25, 2021, as reported in the Issuer’s Prospectus dated October 20, 2021, and (ii) the 11,870,386 shares of Class A Common Stock that Malherbe Investments LLC has the right to acquire upon the exchange of common units of Enfusion Ltd. LLC, which shares have been added to the total shares of Class A Common Stock outstanding pursuant to Rule 13d-3(d)(1)(i)(D) under the Exchange Act..

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2022

Malherbe Investments LLC

By:	/s/ Stephen Malherbe
Name: Stephen Malherbe
Title: Sole Manager

By:	/s/ Stephen Malherbe
Stephen Malherbe

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of February 16, 2022.